October 7, 2022

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Al Pavot and Mr. Terence O’Brien

Re:	Wave Sync Corp.
Form 10-K filed May 24, 2022
Form 10-Q filed July 6, 2022
Correspondence filed August 26, 2022
File No. 001-34113

Dear Mr. Al Pavot and Mr. Terence O’Brien:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated September 1, 2022 (the “Comment Letter”) relating to the annual report on Form 10-K and From 10-Q, which was submitted to the Commission by Wave Sync Corp. (the “Company” or “we”) on May 24, 2022 and July 6, 2022, respectively.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

We intend to file an amendment to the annual report on Form 10-K/A and the quarterly report on Form 10-Q (collectively the “Amendment”) as set forth in the response below should the Staff is satisfied with or has no further comments to the responses and proposed Amendment.

Correspondence filed August 26, 2022

Form 10Q filed on July 6, 2022

Results of Operations, page 9

1.	As previously requested, please expand your disclosures to disclose the terms of your rental agreements for the industrial properties i.e. whether the rental fee is fixed or variable and whether the rental contracts are monthly, weekly or annually. Disclose any known seasonal, competitive, regulatory, or economic factors that impact the rental rates you are able to charge. Explain why your cost of revenues appear to exclude facility operating costs such as utilities, insurance, depreciation, landscaping and grass maintenance, taxes, wages, repairs, etc. Fully explain the specific activities you performed to generate the reported digital mining operations revenue. Disclose the normal time period required to generate revenue in these transactions, the number of employees involved, and any related party transactions. Disclose whether the revenue amount is equal to the cash proceeds received. If not, disclose how you report these non-cash transactions in your Statements of Cash Flows. We may have further comment.

Response:	Pursuant to Staff’s comment we propose to revise the disclosures on the page 9 of the 10Q by including the following language to the Results of Operations Fiscal Quarters Ended March 31, 2022 and 2021section:

Rental income

For the three-month period ended March 31, 2022, the industrial space was rented out for $40,518 and the recreation center was rented out for $220,912. Both were rented out for the entire 90-day fiscal quarter.

The term of the industrial property rental agreements ranges from 12 months to 36 months, and the agreements provide for a fixed monthly rent subject to market adjustment upon renewal of the lease.

The recreation center rental agreements have a term of five (5) years with a fixed annual rent paid monthly and a 3% per annum average rental increment.

The membership fee for the clubhouse is paid on a monthly basis, and members thereof enjoy all clubhouse amenities for that month as well as a discount on their clubhouse expenses. The clubhouse has also accepted non-members to use the clubhouse’s amenities, which are available to non-members at the standard charge during non-member business hours.

Digital mining

Digital mining would generate revenue when the earned BTC is sold on the market.

The Company has acquired mining machines from a third-party supplier and has entered into a hosting and management agreement with third-party hosting and management companies for the purpose of mining bitcoin. As of the date, we have two employees virtually overseeing the operations of the mining machines. Our mining machines and mining platform are operating with the primary intent of accumulating bitcoin, which we may sell for fiat currency from time to time depending on market conditions and management’s determination of our cash flow needs.

The revenue generated from digital mining is equal to the cash proceeds received in USDT, which in return was used to settle the third-party payment in lieu of cash payment.

Provided the nature of USDT is not cash and cash equivalent at the moment, the Condensed Consolidated Statements of Cash Flows would be revised as below:

	Three months ended March 31,
	2022	2021
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(162,247)	$(11,003)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	117,361	-
Interest income on convertible loan note	(2,097)	-
Selling of BTC in form of USDT	(266,500)	-
Changes in operating assets and liabilities:
Accounts receivables	(13,069)	-
Inventory	677	-
Prepaid expenses	5,471	-
Other receivable	(11,851)	-
Deposit paid	(12)	-
Accounts payable	(136,547)	-
Accrued expenses	68,511	(6,828)
Other payables	12,579	-
Tax payable	-	400
Net cash (used in)/provided by operating activities	$(386,724)	$(17,431)

Cash flows from investing activities:
Purchases of property and equipment	(1,918,350)	-
Investment on intangible assets	(56)	-
Proceeds from disposal of property and equipment	-	-
Net cash (used in)/provided by investing activities	$(1,918,406)	$-

Cash flows from financing activities:
Proceeds from related party	-	20,431
Repayment of bank loan	(15,609)	-
Proceeds from issuance of shares	-	-
Repayment of bank loan	-	-
Net cash provided by/ (used in) financing activities	$(15,609)	$20,431

Effect of exchange rate changes on cash	-	-

Net increase (decrease) in cash	$(2,321,739)	$3,000
Cash at beginning of year	2,877,456	3
Cash at end of year	$555,717	$3,003

Supplemental disclosure of cash flow information
Interest received	$-	$-
Interest paid	-	-
Income taxes paid	-	-
Non- cash financing activities
Forgiveness of loans from related parties	$-	$-
Undertaking of assets and liabilities by related parties	$-	$-
Revenue from selling of BTC by receiving of USDT	$266,500	$-
Payment in form of USDT	$(200,000)	$-
Investment on intangible assets - USDT	$(66,500)	$-

We further submit that for the “Cost of revenue,” only food and beverage and digital mining have directly correlated with the corresponding revenue generated for the period.

No matter there is revenue or not, the clubhouse and golf court have incurred expenses, including utilities, salaries, depreciation, insurance, grass maintenance, etc., to upkeep its conditions to maintain the members and attract the public to participate in the activities in the clubhouse and golf court

Form 10-K filed on May 24, 2022

Note 3, page F-18

2.	It remains unclear whether there is an objective basis to value the stock issued in the November 2021 transaction at an amount materially different from the price received in cash in the July 2021 third-party stock sale. In this regard, we note that the Registrant had no substantive operations prior to the November 2021 transaction and that there were no observable factors that could reasonably support your conclusion that the stock value increased from $.50/share to $4/share during that period. We further note that the negotiations leading to the November 2021 acquisition appear to have commenced in April 2021 based on the disclosures on page F-11 of the 10-K. ASC 820-10-05-1c specifically states that the fair value estimation must maximize the use of relevant observable inputs. As previously requested, please revise to fully comply with the guidance in the ASC.

Response:

Since the new management began establishing new business and the Company began generating revenue in 2021, the value of the Company and its common stock has climbed from less than $1 per share to more than $1 per share. During the fiscal years 2019 and 2020, the Company had no meaningful activity. We have chosen to join the digital and blockchain industries, including digital mining, crypto currency trading, digital securities exchange, digital custodian, and financial asset digitization. We determined that it is feasible for our organization to join the digital mining business with our staff, talents, and know-how after examining digital mining, crypto currency trading, and similar applications. In addition, we have developed a five-year projection for the digital mining industry. According to our projections, total five-year profits will be $81.5 million, or $16.3 million per year on average. Our stock’s earnings per share (“EPS”) are expected to be $2.58 over the full five-year period, or $0.52 each year. Given the market price-to-equity ratio (“P/E Ratio”) for the industry in which the Company operates and the Company’s circumstances, we determined that a P/E Ratio of 1.6 and a projected share price of $0.83 per share prior to the stock reverse split would be appropriate. Following the 1-for-5 reverse split of our common stock, we calculated the share price to be $4.14 per share.

The stock price in an inactive market may not effectively reflect the Company’s. As a result, the management estimate, which is based on Level 3 unobservable inputs derived from market data at the time, properly represented the Company’s worth.

Based on the above analysis and facts, management thinks that $4 per share is a reasonable price for the November 2021 purchase transaction. This per-share price was unanimously agreed upon by both parties throughout the negotiating process and was included in the final purchase deal.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Jay Kaplowitz, Esq. and Huan Lou, Esq. of Sichenzia Ross Ference LLP at (212) 930-9700.

Very truly yours,

By:	/s/ Jiang Hui
Name:	Jiang Hui
Chief Executive Officer

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